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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                               HELP AT HOME, INC.
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                                (Name of Issuer)

                              Warrants to Purchase
                          Common Stock, $0.02 par value
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                         (Title of Class of Securities)

                                    422913111
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                                 (CUSIP Number)

                              Thomas A. Huser, Esq.
                            Quadrant Management, Inc.
                              127 East 73rd Street
                            New York, New York 10021
                                 (212) 439-9292
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 27, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_| .

Check the following box if a fee is being paid with this statement |_| .



                        (Continued on following page(s))

                               Page 1 of 12 Pages

                         Exhibit Index Appears on Page 5


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CUSIP NO. 422913111                   13D                     Page 2 of 12 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Herbard Limited (no Fed. I.D. No.)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER             (a) |_|

         OF A GROUP                                        (b) |_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS                    WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              |_|
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION                 British Virgin
                                                                 Islands
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   NUMBER                  7        SOLE VOTING POWER           167,000 Warrants
     OF                    -----------------------------------------------------
   WARRANTS
BENEFICIALLY               8        SHARED VOTING POWER                     None
    OWNED                  -----------------------------------------------------
     BY
    EACH                   9        SOLE DISPOSITIVE POWER      167,000 Warrants
  REPORTING                -----------------------------------------------------
   PERSON
    WITH                   10       SHARED DISPOSITIVE POWER                None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                 167,000 Warrants
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
         CERTAIN SHARES
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                             CO
--------------------------------------------------------------------------------




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CUSIP NO. 422913111                   13D                     Page 3 of 12 Pages

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Amendment"), filed with respect to events that occurred on June 27, 1997, relates to Warrants to purchase shares of Common Stock, par value $0.02 per share, of Help at Home, Inc., a Delaware corporation (the "Warrants" "Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 223 W. Jackson, Suite 500, Chicago, Illinois 60606.

Item 2.  Identity and Background.

         This Statement is filed by Herbard Limited, a British Virgin Islands corporation ("Herbard").

         Herbard may be deemed to be controlled by the Phyllis Quasha Revocable Trust. Phyllis G. Quasha, as the settlor of the Trust, may be deemed to control the Trust. Based upon the foregoing considerations, for purposes of General Instruction C to Schedule 13D, the Phyllis Quasha Revocable Trust and Phyllis G. Quasha (collectively, the "Instruction C Persons") may be deemed to control Herbard.

         Exhibit A sets forth the name, place of organization, principal business, address of principal business and address of principal office of Herbard and each Instruction C Person.

         The name, citizenship, business address and present principal occupation or employment of each executive officer and director of Herbard and each of the Instruction C Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit B.

         During the five years prior to the date hereof, neither Herbard nor, to the best of their knowledge, any of the Instruction C Persons or any executive officer or director of Herbard or any of the Instruction C Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.






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CUSIP NO. 422913111                   13D                     Page 4 of 12 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds for purchase by Herbard of the 467,000 Warrants purchased on June 27, 1997, an aggregate of $149,440.00, came from the general corporate funds of Herbard.


Item 4.  Purpose of the Transaction.

         On June 27, 1997, Herbard purchased 467,000 Warrants in transactions in the over-the-counter market, as part of its short-term trading and long-term investment activities and as an accommodation to other smaller investors to whom 300,000 Warrants were sold in transactions in the over-the-counter market on June 30, 1997, at approximately Herbard's cost.

Item 5.  Interest in Securities of the Issuer.

         (a)&(b) As of May 2, 1997, the Issuer had a total of 1,638,750 Warrants and 1,869,375 shares of Common Stock issued and outstanding as disclosed in the Issuer's Form 10- QSB for the quarterly period ending March 31, 1997.

         Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 167,000 Warrants. Pursuant to Rule 13d-3(d)(1)(i), such 167,000 Warrants constitute an aggregate of approximately 8.2% of the outstanding Common Stock.

         (c) Other than the transactions described in this Statement, no transactions in the Warrants of Common Stock have been effected during the past 60 days by Herbard, or, to the best of their knowledge, the Instruction C Persons or any of the persons named in Exhibit B.

         (d) Inapplicable.

         (e) Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with respect to Securities
         of the Issuer.
         ------------------------------------------

         Neither Herbard nor, to the best of their knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of Warrants or other securities of the Issuer which are convertible or exercisable into such Warrants. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.




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CUSIP NO. 422913111                   13D                     Page 5 of 12 Pages




Item 7.           Material to be Filed as Exhibits.                   Page
                  --------------------------------                    ----

                  Exhibit A:        Information concerning             7
Reporting Persons and Instruction C Persons.

                  Exhibit B:        Information concerning            10
Reporting Persons' and Instruction C Persons' Officers,
Directors and Others.

                  Exhibit C:        Power of Attorney of              12
Herbard Limited granted to Thomas A. Huser.




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CUSIP NO. 422913111                   13D                     Page 6 of 12 Pages





                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 3, 1997

                                                     HERBARD LIMITED

                                                     By: /s/ Thomas A. Huser
                                                        --------------------
                                                        Thomas A. Huser, its
                                                        Attorney-in-Fact





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                                EXHIBIT INDEX



Exhibit No.                Description

  99.A                     Information concerning Reporting Persons and
                           Instruction C Persons.

  99.B Information concerning Reporting Persons' and Instruction C Persons' Officers, Directors and Others.

  99.C                     Power of Attorney of Herbard Limited
                           granted to Thomas A. Huser.